SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                         Wesley Jessen VisionCare, Inc.

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                            (Name of Subject Company)

                             Dylan Acquisition Inc.
                           Bausch & Lomb Incorporated

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                        (Name of Filing Person - Offeror)

                     Common Stock, Par Value $.01 Per Share

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                         (Title of Class of Securities)

                                    951018100

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                      (CUSIP Number of Class of Securities)

                                Robert B. Stiles

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                    Senior Vice President and General Counsel
                           Bausch & Lomb Incorporated
                             One Bausch & Lomb Place
                         Rochester, New York 14604-2701
                            Telephone: (716) 338-6000
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                              Steven A. Cohen, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

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                            CALCULATION OF FILING FEE

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        TRANSACTION VALUATION                 AMOUNT OF FILING FEE
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           Not Applicable                        Not Applicable
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None.
Form or Registration No.:  Not applicable.
Filing Party:  Not applicable.
Date Filed:  Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

NEWS                                                   [BAUSCH & LOMB LOGO]
                                                    ONE BAUSCH & LOMB PLACE
                                                  ROCHESTER, NY  14604-2701

For further information contact:
Holly Houston                             Joele Frank/ Dan Katcher
716-338-8064 office                       Joele Frank, Wilkinson Brimmer Katcher
800-405-5314 pager                        212-355-4449
716-473-7104 home

                     BAUSCH & LOMB TO COMMENCE TENDER OFFER
                   TO ACQUIRE WESLEY JESSEN FOR $34 PER SHARE

FOR RELEASE FRIDAY, MARCH 31, 2000

      ROCHESTER, N.Y. - Bausch & Lomb (NYSE: BOL) will commence a tender offer on Monday, April 3, 2000 for all of the outstanding shares of Wesley Jessen VisionCare, Inc. (Nasdaq: WJCO) at a price of $34 per share in cash. This price represents a premium of 37 percent over Wesley Jessen's closing price on March 22, 2000, the day before Bausch & Lomb announced its acquisition proposal. Following the completion of the tender offer, Bausch & Lomb intends to acquire any shares not purchased in the offer for the same cash price paid in the tender offer. The tender offer will not be subject to any financing contingencies.

      William M. Carpenter, chairman and chief executive officer of Bausch & Lomb, said, "We are surprised that Wesley Jessen has rejected our premium offer, and has not talked to us. Our premium offer is full, fair and superior to the no-premium Ocular Sciences merger. Wesley Jessen's public statements reflect completely unrealistic expectations and a continued unwillingness to deal with us directly. While it remains our preference to negotiate a mutually acceptable transaction in which Wesley Jessen management would become a part of our team, Bausch & Lomb remains committed to pursuing this transaction given the compelling strategic and financial benefits it presents. That is why we are prepared to take our offer directly to the Wesley Jessen shareholders - the owners of company, who stand to benefit significantly from our proposal."

                                    - more -

      As previously announced on March 27, 2000, Bausch & Lomb has sent notice, pursuant to Wesley Jessen's bylaws, of its intention to nominate three individuals as directors to the Wesley Jessen board at the upcoming Annual Meeting of Stockholders, which is normally held in May. Bausch & Lomb intends to solicit Wesley Jessen shareholders to support the election of its nominees.

      Warburg Dillon Read LLC is financial advisor to Bausch & Lomb and Dealer Manager for the offer and MacKenzie Partners, Inc. is acting as Information Agent. Wachtell, Lipton, Rosen & Katz is the company's counsel.


                                      # # #

CF140300

Investor Relations Contact:
Angela Panzarella
716-338-6025 office

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This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Wesley Jessen common stock, and is not a solicitation of a proxy. The solicitation of offers to buy Wesley Jessen common stock will only be made pursuant to the offer to purchase and related materials that Bausch & Lomb will be sending to Wesley Jessen stockholders shortly, and that will be filed with the SEC as part of the tender offer statement. Wesley Jessen stockholders will be able to obtain the tender offer statement, including the offer to purchase and related materials, for free at the SEC's Web site at www.sec.gov. Wesley Jessen stockholders are urged to carefully read those materials prior to making any decisions with respect to the offer.

Bausch & Lomb intends to make a preliminary filing with the SEC of proxy materials to be used to solicit proxies for the election of its nominees at Wesley Jessen's 2000 annual meeting of stockholders. Bausch & Lomb and certain other persons may be soliciting proxies from Wesley Jessen stockholders by various means. Information concerning the participants in the solicitation is set forth in the Bausch & Lomb press release dated March 27, 2000 filed under cover of Schedule 14A (Soliciting Material under Rule 14a-12) by Bausch & Lomb with the SEC on March 28, 2000.

Bausch & Lomb strongly advises all Wesley Jessen stockholders to read the proxy statement and the tender offer statement when they are available because they contain important information. Such documents may be obtained at no charge from Bausch & Lomb through the company's Web site or by directing a request to:
Bausch & Lomb Incorporated, One Bausch & Lomb Place, Rochester, New York 14604-2701, Attn: Investor Relations; telephone: (888) 884-8702 or (716) 338-5757, or from the Information Agent for the offer, MacKenzie Partners, at 156 Fifth Avenue, New York, NY 10010, telephone: 212-929-5500. In addition, stockholders are advised to consult any further disclosures Bausch & Lomb may make on related subjects in its 10-Q, 8-K and 10-K reports to the SEC.
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This release contains some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC.
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Bausch & Lomb Incorporated is the preeminent global technology-based healthcare company for the eye, dedicated to helping consumers SEE, LOOK and FEEL better through innovative technology and design. Its core businesses include soft and rigid gas permeable contact lenses, lens-care products, ophthalmic surgical and pharmaceutical products. The company is advantaged with some of the most respected brands in the world starting with its name, Bausch & Lomb(R), and including SofLens66(TM), PureVision(TM) Boston(R), ReNu(R), and Storz(R). Founded in 1853 in Rochester, N.Y., where it continues to have its headquarters, the company has pro-forma annual revenues of approximately $1.8 billion and employs approximately 12,000 people in 35 countries. Bausch & Lomb products are available in more than 100 countries around the world. Additional information about the company can be found on Bausch & Lomb's Worldwide Web site at http://www.bausch.com.